Exhibit 99.1

Aether Global Innovations Corp. Signs Strategic Joint Venture Partnership MOU with RufDiamond, Ltd - a distributor and retrofitter of all-terrain vehicles

Vancouver, B.C. – October 19, 2023 – Aether Global Innovations Corp. (CSE: AETH) (OTCQB: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AETH”, or the “Company”), a drone management and automation company, announced today it has signed a strategic joint venture partnership memorandum of understanding (MOU) with RufDiamond Ltd. (“RufDiamond”), a distributor and retrofitter of all-terrain vehicles and equipment built to withstand the harshest of conditions.

The Aether Global and RufDiamond Joint Venture will look to identify business opportunities to exploit the development, integration and deployment of an automated drone solution from RufDiamond’s retrofitted all-terrain FatTruck® vehicle platforms.

“We believe this is going to be a strong partnership between Aether Global and RufDiamond; expanding on our capabilities in the autonomous drone space through integration with RufDiamond’s all-terrain vehicles," shared Phil Lancaster, CEO and president of Aether Global Innovations. "Both companies will explore a myriad of applications directly from RufDiamond’s signature all-terrain vehicle the Fat Truck. This vehicle can access areas that are restrictive for many of today’s off-road vehicles. Several clients from each company’s sales pipeline have expressed an interest in an autonomous drone from an all-terrain vehicle platform, which makes this joint venture very interesting and opportunistic.”

“We believe this joint venture with Aether Global makes perfect sense for our business and clients,” shared Daryl Adams, CEO and founder of RufDiamond. “Bringing innovative drone management and monitoring solutions onto one of our extreme, all-terrain Fat Truck mobile platforms is exciting. This integrated solution will allow many of our top clients in forestry and wildfire management, mining, energy, emergency response, government and military to expand their own coverage areas for monitoring vast properties as well as infrastructure assets, like pipelines, waterways, forests and mining sites.”

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Aether Global and RufDiamond have begun working on the final details of the Joint Venture Partnership around integrating drone automation solutions onto the Fat Truck. Both companies will update the marketplace, clients, partners and shareholders as market impacting achievements are delivered.

In other news, the Company announced that it has granted an aggregate of one million incentive stock options to a consultant of the Company with an exercise price of $0.05 CAD per share for a period of five years from the date of grant.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

About RufDiamond Ltd.

RufDiamond Ltd. is a distributor and retrofitter of all-terrain vehicles and equipment built to withstand the harshest of conditions. The Company is committed to a green future and is working to achieve this through beginning work on developing an extreme, all-terrain battery electric vehicle (BEV). RufDiamond service the following industries: mining, energy/power and utilities, military, emergency response and environmental/land management. Learn more at https://rufdiamond.com

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President

Aether Global Innovations Corp.

info@aethergic.com

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Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.